MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                         AT DECEMBER 31 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

 REF                                                                       CURRENT YEAR             PREVIOUS YEAR
                                                                        ----------------         -------------------
  S                            CONCEPTS                                    Amount     %              Amount      %
--------------------------------------------------------------------------------------------------------------------
  1          TOTAL ASSETS ..........................................     36,161,111   100          37,852,306    100
  2          CURRENT ASSETS ........................................     17,555,990    49          24,437,840     65
  3          CASH AND CASH EQUIVALENTS .............................      6,871,568    19           5,325,036     14
  4          TRADE ACCOUNTS RECEIVABLE, NET ........................      6,934,896    19          15,460,983     41
  5          OTHER RECEIVABLES .....................................      1,072,585     3           1,073,791      3
  6          INVENTORIES ...........................................      2,011,388     6           1,612,558      4
  7          OTHER CURRENT ASSETS ..................................        665,553     2             965,472      3
  8          LONG-TERM .............................................     15,716,510    43          11,357,342     30
  9          NON-CURRENT RECEIVABLES ...............................      1,296,077     4           1,143,790      3
 10          INVESTMENT IN AFFILIATED COMPANIES ....................      3,812,855    11             271,744      1
 11          OTHER INVESTMENTS .....................................     10,607,578    29           9,941,808     26
 12          PROPERTY, PLANT AND EQUIPMENT .........................      1,503,031     4           1,286,383      3
 13          LAND AND BUILDINGS ....................................        771,547     2             648,663      2
 14          MACHINERY AND OPERATING EQUIPMENT .....................      2,141,113     6           2,085,798      6
 15          OTHER EQUIPMENT .......................................        578,856     2             595,214      2
 16          ACCUMULATED AMORTIZATION ..............................      1,995,178     6           2,048,514      5
 17          CONSTRUCTION IN PROCESS ...............................          6,693     0               5,222      0
 18          OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .....        996,936     3             302,932      1
 19          OTHER ASSETS ..........................................        388,644     1             467,809      1

 20          TOTAL LIABILITIES .....................................     17,321,844   100          23,104,918    100
 21          CURRENT LIABILITIES ...................................      8,824,360    51          14,504,192     63
 22          TRADE ACCOUNTS PAYABLE ................................      2,599,512    15           2,808,897     12
 23          NOTES PAYABLE .........................................      1,640,770     9           6,437,872     28
 24          STOCK MARKET LOANS ....................................         74,561     0              26,602      0
103          OTHER LOANS WITH COST .................................         34,767     0              50,075      0
 25          TAXES OTHER THAN INCOME TAX ...........................        221,309     1             278,625      1
 26          OTHER CURRENT LIABILITIES WITHOUT COST ................      4,253,441    25           4,902,121     21
 27          LONG-TERM LIABILITIES .................................      6,213,645    36           7,831,205     34
 28          LONG TERM DEBT ........................................      1,335,580     8           2,473,171     11
 29          LONG TERM DEBT STOCK MARKET ...........................      4,654,512    27           5,109,105     22
 30          OTHER LIABILITIES WITH COST ...........................        223,553     1             248,929      1
 31          DEFERRED LIABILITIES ..................................         16,094     0               1,101      0
 32          OTHER LONG TERM LIABILITIES WITHOUT COST ..............      2,267,745    13             768,420      3

 33          STOCK HOLDERS' EQUITY .................................     18,839,267   100          14,747,388    100
 34          MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ........      4,361,882    23           4,725,628     32
 35          TOTAL STOCK HOLDERS' EQUITY ...........................     14,477,385    77          10,021,760     68
 36          CONTRIBUTED CAPITAL ...................................     13,722,959    73           7,889,622     53
 79          COMMON STOCK ..........................................      7,377,723    39           6,124,522     42
 39          ADDITIONAL PAID IN CAPITAL ............................      6,345,236    34           1,765,100     12
 40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ............              0     0                   0      0
 41          CAPITAL INCREASE (DECREASE) ...........................        754,426     4           2,132,138     14
 42          RETAINED EARNINGS AND CAPITAL RESERVE .................        724,475     4           2,158,193     15
 44          INSUFFICIENCY FROM RESTATEMENT OF CAPITAL .............         29,951     0             -26,055      0
 80          SHARES REPURCHASED ....................................              0     0                   0      0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

 REF                                                                       CURRENT YEAR             PREVIOUS YEAR
                                                                        ----------------         -------------------
  S                            CONCEPTS                                    Amount     %              Amount      %
--------------------------------------------------------------------------------------------------------------------
  3          CASH AND CASH EQUIVALENTS .............................    6,871,568   100           5,325,036   100
 46          CASH ..................................................    1,690,482    25           1,967,417    37
 47          CASH EQUIVALENTS ......................................    5,181,086    75           3,357,619    63

  7          OTHER CURRENT ASSETS ..................................      665,553   100             965,472   100
 81          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0     0                   0     0
 82          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 83          OTHER .................................................      665,553   100             965,472   100

 18          DEFERRED ASSETS (NET) .................................      996,936   100             302,932   100
 48          AMORTIZED OR REDEEMED EXPENSES ........................      840,439    84             302,932   100
 49          GOODWILL ..............................................      156,497    16                   0     0
 51          OTHERS ................................................            0     0                   0     0

 19          OTHER ASSETS ..........................................      388,644   100             467,809   100
 84          INTANGIBLE ASSET FROM POSTRETIREMENT BENEFITS .........      388,644   100             412,534    88
 85          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0     0              55,275    12
 50          DEFERRED TAXES ........................................            0     0                   0     0
 86          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 87          OTHER .................................................            0     0                   0     0

 21          CURRENT LIABILITIES ...................................    8,824,360   100          14,504,192   100
 52          FOREING CURRENCY LIABILITIES ..........................    3,295,389    37           8,758,439    60
 53          MEXICAN PESOS LIABILITIES .............................    5,528,971    63           5,745,753    40

 26          OTHER CURRENT LIABILITIES .............................    4,253,441   100           4,902,121   100
 88          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0     0                   0     0
 89          INTEREST LIABILITIES ..................................            0     0                   0     0
 68          PROVISIONS ............................................      341,275     8             958,715    20
 90          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 58          OTHER CURRENT LIABILITIES .............................    3,912,166    92           3,943,406    80

 27          LONG-TERM LIABILITIES .................................    6,213,645   100           7,831,205   100
 59          FOREING CURRENCY LIABILITIES ..........................    2,244,132    36           6,573,855    84
 60          MEXICAN PESOS LIABILITIES .............................    3,969,513    64           1,257,350    16

 31          DEFERRED LOANS ........................................       16,094   100               1,101   100
 65          NEGATIVE GOODWILL .....................................            0     0                   0     0
 67          OTHERS ................................................       16,094   100               1,101   100

 32          OTHER LIABILITIES .....................................    2,267,745   100             768,420   100
 66          DEFERRED TAXES ........................................    1,617,204    71              82,165    11
 91          OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......      590,709    26             541,721    70
 92          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 69          OTHERS LIABILITIES ....................................       59,832     3             144,534    19

 79          COMMON STOCK ..........................................    7,377,723   100           6,124,522   100
 37          COMMON STOCK (NOMINAL) ................................    6,901,841    94           5,645,005    92
 38          RESTATEMENT OF COMMON STOCK ...........................      475,882     6             479,517     8
 42          RETAINED EARNINGS AND CAPITAL RESERVE .................      724,475   100           2,158,193   100
 93          LEGAL RESERVE .........................................      224,611    31             221,046    10
 43          RESERVE FOR REPURCHASE OF SHARES ......................      750,531   104             676,531    31
 94          OTHER RESERVES ........................................            0     0                   0     0
 95          RETAINED EARNINGS .....................................      642,471    89             544,218    25
 45          NET INCOME FOR THE YEAR ...............................     -893,138   -123            716,398    33

 44          OTHER ACCUMULATED COMPREHENSIVE RESULT ................       29,951   100             -26,055   100
 70          ACCUMULATED INCOME DUE TO MONETARY POSITION ...........            0     0                   0     0
 71          INCOME FROM NON-MONETARY POSITION ASSETS ..............            0     0                   0     0
 96          CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...       29,951   100             -19,105    73
 97          CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS            0     0                   0     0
 98          CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............            0     0                   0     0
 99          LABOR OBLIGATION ADJUSTMENT ...........................            0     0              -6,950    27
100          OTHER .................................................            0     0                   0     0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                                  CURRENT YEAR             PREVIOUS YEAR
                                                                    -------------             --------------
S                              CONCEPTS                                    Amount                    Amount
-----------------------------------------------------------------------------------------------------------
72           WORKING CAPITAL .......................................    8,731,630                 9,933,648
73           PENSIONS FUND AND SENIORITY PREMIUMS ..................       19,174                    10,338
74           EXECUTIVES (*) ........................................          106                        65
75           EMPLOYERS (*) .........................................        5,126                     4,554
76           WORKERS (*) ...........................................       12,264                    15,082
77           SHARES OUTSTANDING (*) ................................  498,029,907               405,177,479
78           REPURCHASED SHARES (*) ................................            0                         0
101          RESTRICTED CASH AND CASH EQUIVALENTS ..................      520,996                   562,258
102          NET DEBT OF NON CONSOLIDATED COMPANIES ................            0                         0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      Year Ended December 31, 2007 and 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                                         CURRENT YEAR             PREVIOUS YEAR
                                                                          --------------           -----------------
R                                       CONCEPTS                            Amount     %              Amount      %
-----------------------------------------------------------------------------------------------------------------------
  1          TOTAL REVENUES ........................................     22,447,844   100          22,713,684    100
  2          TOTAL COSTS ...........................................     18,897,459    84          19,424,166     86
  3          GROSS PROFIT ..........................................      3,550,385    16           3,289,518     14
  4          GENERAL EXPENSES ......................................      2,003,508     9           1,585,977      7
  5          OPERATING INCOME ......................................      1,546,877     7           1,703,541      8
  8          OTHER INCOME ANE (EXPENSE), NET .......................         22,706     0             -87,672      0
  6          COMPREHENSIVE FINANCING RESULT ........................       -415,680    -2            -168,830     -1
 12          SHARE IN INCOME OF SUBSIDIARIES AND
             AFFILIATED COMPANIES ..................................         -7,529     0              22,438      0
 48          NON ORDINARY ITEMS ....................................              0     0                   0      0
  9          INCOME BEFORE INCOME TAXES ............................      1,146,374     5           1,469,477      6
 10          INCOME TAXES ..........................................      1,949,936     9             397,743      2
 11          INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS ..........       -803,562    -4           1,071,734      5
 14          DISCONTINUED OPERATIONS ...............................              0     0                   0      0
 18          CONSOLIDATED NET INCOME ...............................       -803,562    -4           1,071,734      5
 19          NET INCOME OF MINORITY INTEREST .......................         89,576     0             355,336      2
 20          NET INCOME OF MAJORITY INTEREST .......................       -893,138    -4             716,398      3



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                                         CURRENT YEAR             PREVIOUS YEAR
                                                                         ----------------          -----------------
R                           CONCEPTS                                       Amount      %              Amount       %
----------------------------------------------------------------------------------------------------------------------
  1          TOTAL REVENUES ........................................     22,447,844   100          22,713,684    100
 21          DOMESTIC ..............................................     18,672,062    83          20,319,508     89
 22          FOREIGN ...............................................      3,775,782    17           2,394,176     11
 23          TRANSLATED INTO DOLLARS (***) .........................        347,055     2             222,704      1

  8          OTHER FINANCIAL OPERATIONS ............................         22,706   100             -87,672    100
 49          OTHER INCOME AND (EXPENSE), NET .......................         54,521   240              59,751    -68
 34          STATUTORY EMPLOYEE PROFIT SHARING EXPENSE .............         -5,016   -22             102,730   -117
 35          DEFERED STATUTORY EMPLOYEE PROFIT SHARING EXPENSE .....         36,831   162              44,693    -51

  6          TOTAL FINANCING COST ..................................       -415,680   100            -168,830    100
 24          INTEREST EXPENSE ......................................      1,004,872   -242            732,852   -434
 42          INTEREST EXPENSE ......................................              0     0                   0      0
 45          OTHER FINANCE COSTS ...................................              0     0                   0      0
 26          INTEREST INCOME .......................................        536,476   -129            525,160   -311
 46          OTHER FINANCIAL INCOME ................................              0     0                   0      0
 25          EXCHANGE GAIN (LOSS) NET ..............................         86,963   -21              37,391    -22
 28          (LOSS) GAIN FROM MONETARY POSITION ....................        -34,247     8               1,471     -1

 10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING .........      1,949,936   100             397,743    100
 32          INCOME TAX ............................................        408,087    21             333,022     84
 33          DEFERED INCOME TAX ....................................      1,541,849    79              64,721     16


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                             CONCEPTS                          CURRENT YEAR                PREVIOUS YEAR
R                                                                         Amount                       Amount
-------------------------------------------------------------------------------------------------------------
36        TOTAL SALES ..............................................  22,447,844                   22,488,701
37        NET INCOME OF THE YEAR ...................................    -572,017                   -1,148,696
38        NET SALES (**) ...........................................  22,447,844                   22,713,684
39        OPERATION INCOME (**) ....................................   1,546,877                    1,703,541
40        NET INCOME OF MAYORITY INTEREST(**) ......................    -893,138                      716,398
41        CONSOLIDATED NET INCOME (**) .............................    -803,562                    1,071,734
47        OPERATIVE DEPRECIATION ACCUMULATED .......................     698,316                      864,785

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.

                           FOURTH QUARTER 2007 - 2006
                    FROM OCTOBER TO DECEMBER OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                                        CURRENT YEAR               PREVIOUS YEAR
                                                                          ---------------           ----------------
RT                                 CONCEPTS                                 Amount     %              Amount      %
--------------------------------------------------------------------------------------------------------------------
1       TOTAL REVENUES ........................................           6,752,627   100           6,232,163    100
2       TOTAL COST ............................................           5,812,236    86           5,370,556     86
3       GROSS PROFIT ..........................................             940,391    14             861,607     14
4       GENERAL EXPENSES ......................................             532,202     8             371,575      6
5       OPERATING INCOME ......................................             408,189     6             490,032      8
8       OTHER INCOME ANE (EXPENSE), NET .......................             -46,636    -1             -16,854      0
6       COMPREHENSIVE FINANCING RESULT ........................             -11,308     0             -66,930     -1
12      SHARE IN INCOME OF SUBSIDIARIES AND
         AFFILIATED COMPANIES ..................................            -36,877    -1              15,693      0
48      NON ORDINARY ITEMS ....................................                   0     0                   0      0
        INCOME BEFORE INCOME TAXES ............................             313,368     5             421,941      7
        INCOME TAXES ..........................................           1,748,353    26              55,063      1
        INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS ..........          -1,434,985   -21             366,878      6
14      DISCONTINUED OPERATIONS ...............................                   0     0                   0      0
18      CONSOLIDATED NET INCOME ...............................          -1,434,985   -21             366,878      6
19      NET INCOME OF MINORITY INTEREST .......................            -265,302    -4              65,111      1
20      NET INCOME OF MAJORITY INTEREST .......................          -1,169,683   -17             301,767      5




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                           FOURTH QUARTER 2007 - 2006
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                                        CURRENT YEAR                PREVIOUS YEAR
                                                                          ---------------           ----------------
RT                              CONCEPTS                                     Amount    %               Amount     %
--------------------------------------------------------------------------------------------------------------------
  1          NET SALES .............................................      6,752,627   100           6,232,163    100
 21          DOMESTIC ..............................................      5,918,521    88           5,531,520     89
 22          FOREIGN ...............................................        834,106    12             700,643     11
 23          TRANSLATED INTO DOLLARS (***) .........................         77,695     1              68,411      1

  8          OTHER FINANCIAL OPERATIONS ............................        -46,636   100             -16,854    100
 49          OTHER INCOME AND (EXPENSE), NET .......................        -28,105    60              44,035   -261
 34          EMPLOYEES' PROFIT SHARING EXPENSES ....................        -17,232    37              38,782   -230
 35          DEFERED EMPLOYEES' PROFIT SHARING .....................         35,763   -77              22,107   -131

  6          TOTAL FINANCING COST ..................................        -11,308   100             -66,930    100
 24          INTEREST EXPENSE ......................................        123,088   -1089           330,317   -494
 42          INTEREST EXPENSE ......................................              0     0                   0      0
 45          OTHER FINANCE COSTS ...................................              0     0                   0      0
 26          INTEREST INCOME .......................................        136,286   -1205           208,260   -311
 46          OTHER FINANCIAL PRODUCTS ..............................              0     0                   0      0
 25          FOREIGN EXCHANGE GAIN (LOSS) NET ......................        -35,792   317               9,726    -15
 28          GAIN DUE TO MONETARY POSITION .........................         11,286   -100             45,401    -68

 10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING .........      1,748,353   100              55,063    100
 32          INCOME TAX ............................................         66,564     4             161,298    293
 33          DEFERED INCOME TAX ....................................      1,681,789    96            -106,235   -193


(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                           FOURTH QUARTER 2007 - 2006
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
RT                                                                           Amount                    Amount
-------------------------------------------------------------------------------------------------------------
47           OPERATIVE DEPRECIATION ACCUMULATED ..................          189,896                   270,782
              IMPAIRMENT LOSSES

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                                   PREVIOUS YEAR
P
------------------------------------------------------------------------------------------------------------------------------------
          YIELD
          ----------------------------------------------------
1         NET INCOME TO NET SALES ............................            -3.57       %                        4.71       %
2         NET INCOME TO STOCK HOLDERS' EQUITY (**) ...........            -6.16       %                        7.14       %
3         NET INCOME TO TOTAL ASSETS (**) ....................            -2.22       %                        2.83       %
4         CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME .........             0.00       %                        0.00       %
5         INCOME DUE TO MONETARY POSITION TO NET INCOME ......             4.26       %                        0.13       %

          ACTIVITY
          ---------------------------------------------------
6         NET SALES TO NET ASSETS (**) .......................             0.62     times                      0.60     times
7         NET SALES TO FIXED ASSETS (**) .....................            14.93     times                     17.65     times
8         INVENTORIES ROTATION (**) ..........................             9.39     times                     12.04     times
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES ...............            96.70      days                    213.08      days
10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) ..            12.98       %                        5.20       %

          LEVERAGE
          --------------------------------------------------
11        TOTAL LIABILITIES TO TOTAL ASSETS ..................            47.90       %                       61.03       %
12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY .........             0.91     times                      1.56     times
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES ..            31.97       %                       66.35       %
14        LONG-TERM LIABILITIES TO FIXED ASSETS ..............           413.40       %                      608.77       %
15        OPERATING INCOME TO INTEREST PAID ..................             1.53     times                      2.32     times
16        NET SALES TO TOTAL LIABILITIES (**) ................             1.29     times                      0.98     times

          LIQUIDITY
          ---------------------------------------------------
17        CURRENT ASSETS TO CURRENT LIABILITIES ..............             1.98     times                      1.68     times
18        CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES ........................................             1.76     times                      1.57     times
19        CURRENTS ASSETS TO TOTAL LIABILITIES ...............             1.01     times                      1.05     times
20        AVAILABLE ASSETS TO CURRENT LIABILITIES ............            77.87       %                       36.71       %

          CASH FLOW
          --------------------------------------------------
21        CASH FLOW FROM NET INCOME TO NET SALES ............              8.40       %                        7.69       %
22        CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES ......................................             28.21       %                      -22.04       %
23        CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID .....................................              8.18     times                     -4.44     times
24        EXTERNAL FINANCING TO CASH GENERATED
          (USED) IN FINANCING ...............................            538.71       %                       96.69       %
25        INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING ......................................           -438.71       %                        3.30       %
26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES ........................................             23.18       %                      112.53       %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                          CONCEPTS                                    CURRENT YEAR                             PREVIOUS YEAR
                                                                         -----------------------             -----------------------
D                                                                                 Amount                               Amount
------------------------------------------------------------------------------------------------------------------------------------
1         BASIC PROFIT PER ORDINARY SHARE (**) ............             Ps.       -2.19                      Ps.        1.77
2         BASIC PROFIT PER PREFERENT SHARE (**) ...........             Ps.        0.00                      Ps.        0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**) ..........             Ps.        0.00                      Ps.        0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE(**) .......................................             Ps.       -1.97                      Ps.        2.65
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ......             Ps.        0.00                      Ps.        0.00
8         CARRYING VALUE PER SHARE ........................             Ps.       29.07                      Ps.       24.73
9         CASH DIVIDEND ACUMULATED PER SHARE ..............             Ps.        0.00                      Ps.        0.00
10        DIVIDEND IN SHARES PER SHARE ....................                        0.00   shares                        0.00  shares
11        MARKET PRICE TO CARRYING VALUE ..................                        2.48    times                        1.72   times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**) ......................................                      -32.93    times                       24.00   times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**) ......................................                        0.00    times                        0.00   times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
              FROM JANUARY THE 1st TO DECEMBRER 31 OF 2007 AND 2006 (Thousands of Mexican Pesos)
                                 Final Printing

REF                           CONCEPTS                                       CURRENT YEAR                PREVIOUS YEAR
C                                                                                 Amount                      Amount
-----------------------------------------------------------------------------------------------------------------------
  1         CONSOLIDATED NET INCOME ......................                      -803,562                    1,071,734
  2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
            REQUIRE USING CASH ...........................                     2,690,774                      676,236
  3         CASH FLOW FROM NET INCOME OF THE YEAR ........                     1,887,212                    1,747,970
  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .....                     6,333,779                    -5,006,539
  5         CASH GENERATED (USED) IN OPERATING ACTIVITIES                      8,220,991                    -3,258,569
  6         CASH FLOW FROM EXTERNAL FINANCING ............                     -7,249,863                   2,491,720
  7         CASH FLOW FROM INTERNAL FINANCING ............                     5,904,097                       85,216
  8         CASH FLOW GENERATED (USED) BY FINANCING ......                     -1,345,766                   2,576,936
  9         CASH FLOW GENERATED (USED) IN INVESTMENT
            ACTIVITIES ...................................                     -5,328,690                    -815,731
 10         NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
            INVESTMENTS ..................................                     1,546,535                    -1,497,364
 11         CASH AND SHORT-TERM INVESTMENTS AT THE
            BEGINNING OF PERIOD ..........................                     5,325,033                    6,822,400
 12         CASH AND SHORT-TERM INVESTMENTS AT THE END
            OF PERIOD ....................................                     6,871,568                    5,325,036




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                         CURRENT YEAR                     PREVIOUS YEAR
C                                                                       Amount                             Amount
--------------------------------------------------------------------------------------------------------------------
  2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .....................................         2,690,774                           676,236
 13         + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...           698,316                           864,785
 41         + (-) OTHER ITEMS ..............................         1,992,458                          -188,549

  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .......         6,333,779                         -5,006,539
 18         + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE          8,399,714                         -3,842,945
 19         + (-) DECREASE (INCREASE) IN INVENTORIES .......          -809,146                          -995,405
 20         + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
            RECEIVABLE .....................................          -449,704                         -1,447,793
 21         + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..          -208,912                           731,823
 22         + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .          -598,173                           547,781

  6         CASH FLOW FROM EXTERNAL FINANCING ..............         -7,249,863                        2,491,720
 23         + SHORT-TERM BANK AND STOCK MARKET FINANCING ...         1,722,209                         1,853,785
 24         + LONG-TERM BANK AND STOCK MARKET FINANCING ....         2,285,164                         1,042,042
 25         + DIVIDEND RECEIVED ............................                 0                                 0
 26         + OTHER FINANCING ..............................          -908,536                          -120,158
 27         (-) BANK FINANCING AMORTIZATION ................         -7,322,602                         -283,949
 28         (-) STOCK MARKET AMORTIZATION ..................         -2,488,715                                0
 29         (-) OTHER FINANCING AMORTIZATION ...............                 0                                 0
 42         + (-) OTHER ITEMS ..............................          -537,383                                 0

  7         CASH FLOW FROM INTERNAL FINANCING ..............         5,904,097                            85,216
 30         + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....         5,904,097                            85,216
 31         (-) DIVIDENS PAID ..............................                 0                                 0
 32         + PREMIUM ON SALE OF SHARES ....................                 0                                 0
 33         + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                 0                                 0
 43         + (-) OTHER ITEMS ..............................                 0                                 0

  9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .....................................         -5,328,690                         -815,731
 34         + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..........................         -3,744,972                          106,337
 35         (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT         -1,235,625                         -917,957
 36         (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                 0                                 0
 37         + SALE OF OTHER PERMANENT INVESTMENTS ..........            23,975                            10,337
 38         + SALE OF TANGIBLE FIXED ASSETS ................            70,469                           102,725
 39         + (-) OTHER ITEMS ..............................          -442,537                          -117,173